

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Raymond Silcock
Chief Financial Officer
Neptune Wellness Solutions Inc.
28 Liberty Street
New York, NY 10005

      Re: Neptune Wellness Solutions Inc.
          Registration Statement on Form S-1
          Filed April 24, 2023
          File No. 333-271403

Dear Raymond Silcock:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Thomas Rose, Esq.